UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

eLong, Inc.

(Exact Name of Registrant as Specified in its Charter)

Block B, Xingke Plaza Building

10 Middle Jiuxianqiao Road

Chaoyang District

Beijing 100016, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                                 No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                                 No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On February 27, 2008 (Beijing time), eLong, Inc. (the “Company”) issued a press release regarding its fourth quarter 2007 unaudited financial results and its Board’s approval of a share buy back of up to USD$20 million. The Company’s press release is furnished as Exhibit 99.1. In addition, on February 27, 2008 (Beijing time), the Company’s management team hosted a conference call to discuss the earnings press release.

The information herein and in the press releases is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Any statements contained in this document and any exhibits hereto concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s historical operating losses, its limited operating history, the risk that eLong will not be able to attract and retain customers in a cost effective manner, the risk that eLong will not be able to strengthen the eLong brand, the risk that eLong will not be successful in competing against new and existing competitors, changes in eLong’s management team and other key personnel, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the Travelsky GDS system for our air business, declines or disruptions in the travel industry, the recurrence of SARS, an outbreak of bird flu, the possibility that eLong will be unable to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002 with respect to our auditor’s requirement in future years to issue an attestation report on internal control over financial reporting, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, subsequent revaluations of the Chinese currency, and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Form 20-F filed with the SEC in connection with the Company’s fiscal year 2006 results. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Exhibits.

99.1	Press Release issued by the Company on February 27, 2008 with respect to its financial results and share buy-back.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: February 27, 2008	ELONG, INC.

	By:	/s/ Chris Chan
	Name:	Chris Chan
	Title:	Chief Financial Officer

Exhibit 99.1

eLong, Inc. Reports Fourth Quarter and Fiscal Year 2007 Unaudited Financial Results

eLong, Inc. Announces Intention to Repurchase up to USD $20 Million of its Stock

BEIJING, China – February 27, 2008 - eLong, Inc. (NASDAQ: LONG), a leading online travel service provider in China, today reported unaudited financial results for the fourth quarter and fiscal year ended December 31, 2007.

Highlights – Fourth Quarter 2007

•	Total net revenues (net of business tax and surcharges) increased 27% year-on-year to RMB82.9 million.

•	Travel revenues before business tax and surcharges comprised of hotel, air and other travel product and service revenues, increased 26% year-on-year to RMB84.6 million.

•	Travel revenues before business tax and surcharges by product were as follows (figures in RMB 000’s):

	Q4 2007	% Total	Q4 2006 (1)	% Total	Y/Y Growth
Hotel commissions	67,345	80%	56,026	84%	20%
Air ticketing commissions	15,971	19%	9,593	14%	66%
Other travel revenues	1,242	1%	1,452	2%	-14%

Total travel revenues	84,558	100%	67,071	100%	26%

•

Operating income improved year-on-year by RMB3.9 million to RMB2.7 million, driven primarily by increased revenue offset by greater sales and marketing, service development expenses, and decrease in shared-based compensation.

•

Net loss from continuing operations worsened year-on-year by RMB11.7 million to RMB12.1 million driven primarily by a RMB15.3 million increase in unrealized foreign exchange losses compared to the year-ago quarter caused by the appreciation of the Renminbi.

•	Cash and cash equivalents as of December 31, 2007 were RMB1.2 billion (USD$159 million).

Highlights – Fiscal Year 2007:

•	Travel revenues before business tax and surcharges, comprised of hotel, air and other travel product and service revenues, increased 19% year-on-year to RMB303.8 million.

•	Travel revenues before business tax and surcharges by product were as follows (figures in RMB 000’s):

	2007	% Total	2006 (1)	% Total	Y/Y Growth
Hotel commissions	240,803	79%	209,275	82%	15%
Air ticketing commissions	57,456	19%	38,288	15%	50%
Other travel revenues	5,588	2%	8,398	3%	-33%

Total travel revenues	303,847	100%	255,961	100%	19%

•

Operating loss decreased year-on-year by RMB2.4 million to RMB14.0 million, driven primarily by revenue increases offset by greater sales and marketing, service development expenses, and decrease in share-based compensation.

•

Net loss from continuing operations increased year-on-year by RMB19.7 million to RMB22.2 million, driven primarily by a RMB33.1 million year-on-year increase in unrealized foreign exchange losses caused by the appreciation of the Renminbi, and partially offset by a year-on-year increase in net interest income of RMB4 million.

“The improvement in eLong’s top line performance in Q4 2007 was driven in large by improved call center service levels, the introduction of ‘24 by 7’ air ticketing service and introduction of a triple loyalty points offer to reward customers,” said Guangfu Cui, Chief Executive Officer of eLong. “We recognize however that we have significant work ahead of us going forward. In the coming six months we will continue our efforts to improve customer experience by investing in back office systems, streamlining order fulfillment and launching a major website upgrade.”

“I am pleased to announce that the eLong board has approved a share buy back of up to $20 million USD,” continued Guangfu Cui, Chief Executive Officer of eLong. “In doing so, the board of directors and management team is expressing its confidence in the value of eLong and in its long term future.”

“We are pleased with the 27% year-on-year top line growth that we achieved in the fourth quarter, an acceleration over prior periods in 2007,” said Chris Chan, Chief Financial Officer of eLong. “However we remain unsatisfied with our ongoing operating loss and are focused on improving the company’s financial results over time.”

Business Results

Hotel

Hotel commissions for the fourth quarter of 2007 increased 20% year-on-year primarily due to higher room volume. Room nights booked through eLong increased 19% to 1,023,000, while commission per room night was RMB0.7 higher than the prior year quarter, at RMB66. eLong increased the number of hotels offered by 37% in 2007, bringing the total to more than 4,800 hotels in over 300 cities across China as of December 2007, compared with 3,500 as of December 2006.

Hotel commissions for fiscal 2007 increased 15% year-on-year primarily due to higher room volume. Room nights booked through eLong increased 14% to 3,711,000 for fiscal 2007, while commission per room night was RMB65, up RMB0.5 compared with the prior year .

Air

Air ticketing commissions for the fourth quarter of 2007 increased 66% year-on-year, driven by a 39% increase in air segments to 373,000, and a 73 basis point increase in the average percent commission to 5.6% or RMB43 per air ticket. The quarter also benefited from higher average ticket price, which went up by 4.5% year-on-year, to RMB769.

Air ticketing commissions for fiscal 2007 increased 50% compared to the prior year period primarily driven by a 41% increase in air segments to 1,416,000, and average percent air commission per ticket increased to 5.1% or RMB41.

Profitability

Gross margin in the fourth quarter was 72%, compared with 75% in the prior year period. The primary driver of gross margin reduction was the mix shift from higher margin hotel revenues to lower margin air revenues. The remaining margin reduction was mainly driven by increased call center expenditures associated with improved customer service levels.

Gross margin for fiscal 2007 was 72%, compared with 75% in fiscal 2006. Gross margin decreased primarily due to the same factors impacting the fourth quarter year-on-year margin decline.

Operating expenses for the fourth quarter of 2007 and 2006 were as follows (figures in RMB 000’s):

	Q4 2007(2)	% Net Revenues	Q4 2006(1)	% Net Revenues	Y/Y Growth
Service development	13,554	16%	10,569	16%	28%
Sales and marketing	33,782	41%	26,555	41%	27%
General and administrative	8,731	11%	12,468	19%	-30%
Amortization of intangibles	265	—	265	—	—
Write-down of property and equipment and intangibles	513	1%	—	—	N/A

Total operating expenses	56,845	69%	49,857	76%	14%

Operating expenses for fiscal of 2007 and 2006 were as follows (figures in RMB 000’s):

	2007(2)	% Net Revenues	2006(1)	% Net Revenues	Y/Y Growth
Service development	48,603	16%	41,921	17%	16%
Sales and marketing	126,970	43%	99,091	40%	28%
General and administrative	51,736	17%	61,536	25%	-16%
Amortization of intangibles	1,060	—	1,060	—	—
Write-down of property and equipment and intangibles	1,039	0%	—	—	N/A

Total operating expenses	229,408	76%	203,608	82%	13%

The total of service development, sales and marketing, general and administrative expenses for the fourth quarter 2007 increased 13% year-on-year; total operating expenses increased 14% year-on-year.

The total of service development, sales and marketing, general and administrative expenses for fiscal 2007 increased 12% compared to fiscal 2006; total operating expenses increased 13% over the prior year.

Service development expense is composed of expenses related to technology and product offering, including our website, platforms and other related system development. The fourth quarter 2007 service development expense increased 28% over the prior year period, and basically unchanged at 16% of net revenues. We increased our technology investment in the fourth quarter, in order to accelerate our booking platform improvements and online payment capabilities.

The fiscal 2007 service development expense increased 16% over fiscal 2006 and service development expense as a percentage of net revenues decreased 49 basis points to 16%.

Sales and marketing expense for the fourth quarter 2007 increased 27% over the prior year period, and was basically unchanged at 41% of net revenues. The increased expense was due to increased sales commissions in line with revenue growth.

Sales and marketing expense for fiscal 2007 increased 28% over fiscal 2006, and was 43% of net revenues, compared to 40% in 2006. The increased expense was primarily driven by increased sales commissions in line with revenue growth, and increased online marketing effort.

General and administrative expense for the fourth quarter 2007 decreased 30% over the prior year period mainly due to decrease in incentive and share-based compensation. General and administrative expense as a percentage of net revenues decreased 8% points to 11% in the fourth quarter.

General and administrative expense for fiscal 2007 decreased 16% over fiscal 2006, primarily due to the same factors impacting the fourth quarter. General and administrative expense as a percentage of net revenues decreased 8% points to 17% in the 2007.

Other expense , which represents interest income, unrealized exchange gains/losses and other income/expense, was RMB14.5 million in the fourth quarter of 2007, primarily due to an unrealized foreign exchange loss of RMB27.2 million resulting from the appreciation of the Renminbi during the quarter. This exchange loss was partially offset by interest income of RMB13.2 million in the fourth quarter of 2007.

Other expense for the fiscal 2007 was RMB10.2 million, primarily due to an unrealized foreign exchange loss of RMB65.9 million resulting from the appreciation of the Renminbi during the year. This exchange loss was partially offset by interest income of RMB55.5 million for fiscal 2007.

Net loss for the fourth quarter 2007 increased by RMB10.4 million over the prior year quarter to RMB12.1 million.

Net loss for 2007 increased by RMB21.1 million to RMB22.1 million.

Our diluted loss per ADS for the fourth quarter of 2007 was RMB0.48 compared to a diluted loss per ADS of RMB0.08 in the prior year period.

Our diluted loss per ADS for fiscal 2007 was RMB0.88 compared to a diluted loss per ADS of RMB0.04 in fiscal 2006.

Business Outlook

eLong expects net revenues, that is net of business tax and surcharges, for the first quarter of 2008 to be within the range of RMB68.0 million to RMB75.0 million, an increase of 10% to 22% from the first quarter of 2007.

Notes to the Unaudited Interim Consolidated Financial Statements

Financial information in this press release from eLong’s unaudited financial statements was prepared in accordance with generally accepted accounting principles in the United States. The accompanying consolidated financial information of the Company as of and for the year ended December 31, 2006 have been revised from previously issued financial statements to correct an error in the accounting for share-based compensation. The effect of this revision is to decrease general and administrative expenses by RMB0.14 million, increase accrued expenses and other current liabilities by RMB1.99 million, and decrease shareholders’ equity by RMB2.13 million as compared to our previously issued financial statements. All references in the accompanying consolidated financial information of this press release have been adjusted to reflect this revision.

Note 1

Fiscal 2006 revenue and expenses have been reclassified to exclude expenses related to discontinued operations. In May 2006, eLong disposed of Raytime, an operator of hotel loyalty programs. In October 2006, eLong sold the assets and business of one of its divisions operating an interactive online dating community (the “Division”). In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the results of operations of Raytime and the Division have been reflected in the consolidated financial statements as a discontinued operation for all periods presented.

Note 2

From third quarter 2007, business tax expense and related surcharges have been presented on a net basis (excluded from revenues). Prior to July 1, 2007, these charges were included in operating expenses. The Company believes the net presentation is the appropriate treatment because the revenue amount after deduction of business tax expense and related surcharges represents the benefit to be retained by the Company. Amounts for all prior periods presented have been restated for comparative purposes. For the impact of this change on prior periods, please refer to Exhibits 1 and 2.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s historical operating losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, an outbreak of bird flu, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the Travelsky GDS system for our air business, the possibility that eLong will be unable to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, subsequent revaluations of the Chinese currency, changes in eLong’s management team and other key personnel and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Form 20-F filed with the SEC in connection with the Company’s fiscal year 2006 results. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Conference Call

eLong will host a conference call to discuss its fourth quarter and fiscal 2007 earnings on February 26, 2008, at 7:00 pm Eastern (Beijing/Hong Kong time: February 27, 2008 at 8:00 am). The management team will be on the call to discuss the quarterly and fiscal year results and to answer questions. The toll-free number for U.S. participants is +1-800-365-8460. The dial-in number for Hong Kong participants is +852-2258-4000. International participants can dial +1-210-795-0492. Pass code: ELONG.

A replay of conference call will be available for one day starting from 8:30 pm Eastern Time on February 26, 2008 and 8:30 am Eastern Time on February 27, 2008 . US toll-free dial-in number: +1-888-485-2367, Hong Kong dial-in number: +852-2802-5151, international dial-in number: +1-203-369-4588. The pass code for the replay is 732560.

Additionally, a live and archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://ir.elong.net for three months.

About eLong, Inc.

eLong, Inc. (NASDAQ: LONG) is a leading online travel company in China. Headquartered in Beijing, eLong has a national presence across China. eLong uses web-based distribution technologies and a 24-hour call center to provide consumers with access to travel reservation services. Aiming to enrich people’s lives through the freedom of independent travel, eLong empowers consumers to make informed choices by providing a one-stop travel solution and consolidated travel tools and information such as maps, virtual tours and user ratings. eLong has the capacity to fulfill air ticket reservations in over 70 major cities across China. In addition to choice of a wide hotel selection in the Greater China region, eLong offers Chinese consumers the ability to make bookings at international hotels in over 140 destinations worldwide. eLong operates the websites http://www.elong.com and http://www.elong.net.

For further information:

Investor Relations

ir@corp.elong.com

+86-10-6436-7570

eLong, Inc. CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN LOCAL CURRENCY

	Three Months Ended			Year Ended
	Dec. 31, 2007	Sept. 30, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006
	RMB	RMB	RMB	RMB	RMB
Revenues
Hotel commissions	67,345	64,417	56,026	240,803	209,275
Air ticketing commissions	15,971	15,585	9,593	57,456	38,288
Other travel revenue	1,242	869	1,452	5,588	8,398

Travel	84,558	80,871	67,071	303,847	255,961
Other	3,264	2,991	2,647	11,550	8,583

Gross revenues	87,822	83,862	69,718	315,397	264,544
Business tax and surcharges	(4,969)	(4,776)	(4,347)	(17,446)	(15,067)

Net revenues	82,853	79,086	65,371	297,951	249,477
Cost of services	(23,288)	(20,807)	(16,651)	(82,498)	(62,246)

Gross profit	59,565	58,279	48,720	215,453	187,231
Operating expenses
Service development	(13,554)	(12,196)	(10,569)	(48,603)	(41,921)
Sales and marketing	(33,782)	(36,858)	(26,555)	(126,970)	(99,091)
General and administrative	(8,731)	(18,277)	(12,468)	(51,736)	(61,536)
Amortization of intangibles	(265)	(265)	(265)	(1,060)	(1,060)
Write-down of property and equipment and intangibles	(513)	—	—	(1,039)	—

Total operating expenses	(56,845)	(67,596)	(49,857)	(229,408)	(203,608)

Income/(loss) from operations	2,720	(9,317)	(1,137)	(13,955)	(16,377)
Other income/(loss)	(14,548)	1,055	2,289	(10,218)	18,403

Income/(loss) from continuing operations before income tax expense	(11,828)	(8,262)	1,152	(24,173)	2,026
Income tax benefit/(expense )	(243)	861	(1,490)	1,999	(4,475)

Income/(loss) from continuing operations	(12,071)	(7,401)	(338)	(22,174)	(2,449)
Discontinued operations
Income from discontinued operations	—	—	(1,332)	112	(1,423)
Income tax benefit/(expense) of discontinued operations	—	—	2	(8)	(24)
Gain on sale of discontinued operations	—	—	—	—	2,650
Total discontinued operations	—	—	(1,330)	104	1,203

Net income/(loss) before cumulative effect of change in accounting principles	(12,071)	(7,401)	(1,668)	(22,070)	(1,246)

Cumulative effect of change in accounting principles	—	—	—	—	282

Net income/(loss)	(12,071)	(7,401)	(1,668)	(22,070)	(964)

Basic income/( loss) per share
Continuing operations	(0.24)	(0.15)	(0.01)	(0.44)	(0.05)
Discontinued operations	0.00	0.00	(0.03)	0.00	0.02
Cumulative effect of change in accounting principles	0.00	0.00	0.00	0.00	0.01

Basic income/(loss) per share	(0.24)	(0.15)	(0.04)	(0.44)	(0.02)

Diluted income/(loss) per share
Continuing operations	(0.24)	(0.15)	(0.01)	(0.44)	(0.05)
Discontinued operations	0.00	0.00	(0.03)	0.00	0.02
Cumulative effect of change in accounting principles	0.00	0.00	0.00	0.00	0.01

Diluted income/(loss) per share	(0.24)	(0.15)	(0.04)	(0.44)	(0.02)

Basic income/(loss) per ADS
Continuing operations	(0.48)	(0.30)	(0.02)	(0.88)	(0.10)
Discontinued operations	0.00	0.00	(0.06)	0.00	0.04
Cumulative effect of change in accounting principles	0.00	0.00	0.00	0.00	0.02

Basic income/(loss) per ADS	(0.48)	(0.30)	(0.08)	(0.88)	(0.04)

Diluted income/(loss) per ADS
Continuing operations	(0.48)	(0.30)	(0.02)	(0.88)	(0.10)
Discontinued operations	0.00	0.00	(0.06)	0.00	0.04
Cumulative effect of change in accounting principles	0.00	0.00	0.00	0.00	0.02

Diluted income/(loss) per ADS	(0.48)	(0.30)	(0.08)	(0.88)	(0.04)

Shares used in computing basic net income/(loss) per share	50,846	50,766	50,464	50,758	50,392
Shares used in computing diluted net income/(loss) per share	50,846	50,766	50,464	50,758	50,392

Note that 1ADS = 2 shares

Share-based compensation charges included are as follows:	(1,539)	3,012	3,051	6,002	12,221
Cost of services	72	89	(3)	211	135
Service development	838	901	717	2,984	2,760
Sales and marketing	42	354	126	680	573
General and administrative	(2,491)	1,668	2,211	2,127	8,753

Un-realized foreign exchange losses	27,188	13,696	11,899	65,918	32,803

eLong, Inc. CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN U.S. DOLLARS

	Three Months Ended			Year Ended
	Dec. 31, 2007	Sept. 30, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006
	US$	US$	US$	US$	US$
Revenues
Hotel commissions	9,232	8,597	7,179	33,011	26,816
Air ticketing commissions	2,189	2,080	1,229	7,877	4,906
Other travel revenue	170	116	186	766	1,076

Total travel revenue	11,591	10,793	8,594	41,654	32,798
Other	448	399	339	1,583	1,100

Gross revenues	12,039	11,192	8,933	43,237	33,898
Business tax and surcharges	(681)	(637)	(557)	(2,392)	(1,931)

Net revenues	11,358	10,555	8,376	40,845	31,967
Cost of services	(3,192)	(2,777)	(2,134)	(11,309)	(7,976)

Gross profit	8,166	7,778	6,242	29,536	23,991

Operating expenses
Service development	(1,858)	(1,628)	(1,354)	(6,663)	(5,372)
Sales and marketing	(4,631)	(4,919)	(3,403)	(17,406)	(12,697)
General and administrative	(1,199)	(2,440)	(1,598)	(7,093)	(7,885)
Amortization of intangibles	(36)	(35)	(34)	(145)	(136)
Write-down of property and equipment and intangibles	(70)	—	—	(142)	—
Total operating expenses	(7,794)	(9,022)	(6,389)	(31,449)	(26,090)

Income/(loss) from operations	373	(1,244)	(147)	(1,913)	(2,099)
Other income/(loss)	(1,994)	141	293	(1,400)	2,358

Income/(loss) from continuing operations before income tax expense	(1,621)	(1,103)	147	(3,314)	260
Income tax benefit/(expense )	(33)	115	(191)	274	(573)

Income/(loss) from continuing operations	(1,655)	(988)	(44)	(3,040)	(313)
Discontinued operations
Income from discontinued operations	—	—	(171)	15	(183)
Income tax benefit/(expense) of discontinued operations	—	—	—	(1)	(3)
Gain on sale of discontinued operations	—	—	—	—	340

Total discontinued operations	—	—	(171)	14	154
Net income/(loss) before cumulative effect of change in accounting principles	(1,655)	(988)	(215)	(3,026)	(159)

	—	—	—	—	—
Cumulative effect of change in accounting principles	—	—	—	—	36

Net income/(loss)	(1,655)	(988)	(215)	(3,026)	(123)

Basic income/( loss) per share
Continuing operations	(0.033)	(0.020)	(0.001)	(0.060)	(0.006)
Discontinued operations	0.000	0.000	(0.004)	0.000	0.003
Cumulative effect of change in accounting principles	0.000	0.000	0.000	0.000	0.001

Basic income/(loss) per share	(0.033)	(0.020)	(0.005)	(0.060)	(0.002)

Diluted income/(loss) per share
Continuing operations	(0.033)	(0.020)	(0.001)	(0.060)	(0.006)
Discontinued operations	0.000	0.000	(0.004)	0.000	0.003
Cumulative effect of change in accounting principles	0.000	0.000	0.000	0.000	0.001

Diluted income/(loss) per share	(0.033)	(0.020)	(0.005)	(0.060)	(0.002)

Basic income/(loss) per ADS
Continuing operations	(0.066)	(0.040)	(0.002)	(0.120)	(0.012)
Discontinued operations	0.000	0.000	(0.008)	0.000	0.006
Cumulative effect of change in accounting principles	0.000	0.000	0.000	0.000	0.002

Basic income/(loss) per ADS	(0.066)	(0.040)	(0.010)	(0.120)	(0.004)

Diluted income/(loss) per ADS
Continuing operations	(0.066)	(0.040)	(0.002)	(0.120)	(0.012)
Discontinued operations	0.000	0.000	(0.008)	0.000	0.006
Cumulative effect of change in accounting principles	0.000	0.000	0.000	0.000	0.002

Diluted income/(loss) per ADS	(0.066)	(0.040)	(0.010)	(0.120)	(0.004)

Shares used in computing basic net income/(loss) per share	50,846	50,766	50,464	50,758	50,392
Shares used in computing diluted net income/(loss) per share	50,846	50,766	50,464	50,758	50,392

Note that 1ADS = 2 shares

Share-based compensation charges included are as follows:	(211)	402	391	823	1,566
Cost of services	10	12	(0)	29	17
Service development	115	120	92	409	354
Sales and marketing	6	47	16	93	73
General and administrative	(342)	223	283	292	1,122

Un-realized foreign exchange losses	3,727	1,828	1,525	9,037	4,203

Note 1: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00=RMB7.2946 on December 31, 2007, USD1.00=RMB7.4928 on September 30, 2007 and USD1.00 = RMB7.8041 on December 31, 2006 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S.dollars at that rate on the reporting dates.

eLong, Inc.

CONSOLIDATED SUMMARY BALANCE SHEET DATA

(UNAUDITED, IN THOUSANDS)

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006
	RMB	RMB	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	1,157,567	1,199,323	158,688	153,679
Restricted assets	11,274	—	1,546	—
Accounts receivable, net	41,138	28,237	5,640	3,618
Due from related parties	924	2,099	127	269
Deferred income taxes, net	4,247	708	582	91
Prepaid expenses and other current assets	14,572	10,384	1,997	1,330

Total current assets	1,229,722	1,240,751	168,580	158,987
Property and equipment, net	43,962	37,809	6,027	4,845
Goodwill	30,000	30,000	4,113	3,844
Intangible assets, net	2,192	3,746	301	480
Deferred income taxes, net	237	982	32	126
Other non-current assets	28,730	22,029	3,938	2,823

Total assets	1,334,843	1,335,317	182,991	171,105

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	57,688	32,753	7,908	4,197
Income taxes payable	3,169	16,757	434	2,147
Due to related parties	4,529	3,374	621	432
Accrued expenses and other current liabilities	83,224	83,526	11,409	10,703

Total current liabilities	148,610	136,410	20,372	17,479
Other long-term liabilities	—	980	—	126
Deferred income taxes	100	132	14	17

Total liabilities	148,710	137,522	20,386	17,622

Shareholders’ equity
Ordinary shares	4,208	4,192	577	537
Additional paid-in capital	1,308,469	1,298,106	179,375	166,337

Accumulated other comprehensive income (loss)	—	(29)	—	(4)

Accumulated deficit	(126,544)	(104,474)	(17,347)	(13,387)

Total shareholders’ equity	1,186,133	1,197,795	162,605	153,483

Total liabilities and shareholders’ equity	1,334,843	1,335,317	182,991	171,105

Exhibit 1

Proforma Business Tax Presentation Change Effect for 2007 (Unaudited)

Year 2007	As Originally Reported				As Adjusted *				Effect of Change
	Three months ended				Three months ended				Three months ended
	Mar. 31, 2007	Jun. 30, 2007	Sept. 30, 2007	Dec. 31, 2007	Mar. 31, 2007	Jun. 30, 2007	Sept. 30, 2007	Dec. 31, 2007	Mar. 31, 2007	Jun. 30, 2007	Sept. 30, 2007	Dec. 31, 2007
	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)
Gross revenues	65,281	78,431	83,862	87,822	65,281	78,431	83,862	87,822	—	—	—	—
Business tax and surcharges	—	—	—	—	(3,675)	(4,026)	(4,776)	(4,969)	(3,675)	(4,026)	(4,776)	(4,969)

Net revenues	65,281	78,431	83,862	87,822	61,606	74,405	79,086	82,853	(3,675)	(4,026)	(4,776)	(4,969)
Cost of services	(17,701)	(20,701)	(20,807)	(23,288)	(17,701)	(20,701)	(20,807)	(23,288)	—	—	—	—

Gross profit	47,580	57,730	63,055	64,534	43,905	53,704	58,279	59,565	(3,675)	(4,026)	(4,776)	(4,969)

Operating expenses
Service development	(10,594)	(12,257)	(12,196)	(13,554)	(10,594)	(12,257)	(12,196)	(13,554)	—	—	—	—
Sales and marketing	(27,020)	(29,313)	(36,858)	(33,782)	(27,020)	(29,313)	(36,858)	(33,782)	—	—	—	—
General and administrative	(11,188)	(13,540)	(18,277)	(8,731)	(11,188)	(13,540)	(18,277)	(8,731)	—	—	—	—
Amortization of intangibles	(265)	(265)	(265)	(265)	(265)	(265)	(265)	(265)	—	—	—	—
Write-down of property and equipment and intangibles	—	(526)	—	(513)	—	(526)	—	(513)	—	—	—	—
Business tax and surcharges	(3,675)	(4,026)	(4,776)	(4,969)	—	—	—	—	3,675	4,026	4,776	4,969

Total operating expenses	(52,742)	(59,927)	(72,372)	(61,814)	(49,067)	(55,901)	(67,596)	(56,845)	3,675	4,026	4,776	4,969

Income/(loss) from operations	(5,162)	(2,197)	(9,317)	2,720	(5,162)	(2,197)	(9,317)	2,720	—	—	—	—

Note –Effective from third quarter 2007, business tax expense and related surcharges have been presented on a net basis (excluded from revenues). The Company believes the net presentation is preferable accounting principle because the revenue amount after deduction of business tax expense and related surcharges represents the benefit to be retained by the Company. Amounts for all prior periods presented have been reclassified for comparative purpose.

Exhibit 2

Proforma Business Tax Presentation Change Effect for 2006 (Unaudited)

Year 2006	As Originally Reported				As Adjusted *				Effect of Change
	Three months ended				Three months ended				Three months ended
	Mar. 31, 2006	Jun. 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2006	Jun. 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2006	Jun. 30, 2006	Sept. 30, 2006	Dec. 31, 2006
	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)
Gross revenues	53,453	66,793	74,580	69,718	53,453	66,793	74,580	69,718	—	—	—	—
Business tax and surcharges	—	—	—	—	(3,013)	(3,643)	(4,064)	(4,347)	(3,013)	(3,643)	(4,064)	(4,347)

Net revenues	53,453	66,793	74,580	69,718	50,440	63,150	70,516	65,371	(3,013)	(3,643)	(4,064)	(4,347)
Cost of services	(13,173)	(15,285)	(17,124)	(16,651)	(13,173)	(15,285)	(17,124)	(16,651)	—	—	—	—

Gross profit	40,280	51,508	57,456	53,067	37,267	47,865	53,392	48,720	(3,013)	(3,643)	(4,064)	(4,347)

Operating expenses
Service development	(10,475)	(10,094)	(10,718)	(10,569)	(10,475)	(10,094)	(10,718)	(10,569)	—	—	—	—
Sales and marketing	(21,849)	(25,302)	(25,331)	(26,555)	(21,849)	(25,302)	(25,331)	(26,555)	—	—	—	—
General and administrative	(20,185)	(13,355)	(15,376)	(12,468)	(20,185)	(13,355)	(15,376)	(12,468)	—	—	—	—
Amortization of intangibles	(265)	(265)	(265)	(265)	(265)	(265)	(265)	(265)	—	—	—	—
Business tax and surcharges	(3,013)	(3,643)	(4,064)	(4,347)	—	—	—	—	3,013	3,643	4,064	4,347

Total operating expenses	(55,787)	(52,659)	(55,754)	(54,204)	(52,774)	(49,016)	(51,690)	(49,857)	3,013	3,643	4,064	4,347

Income/(loss) from operations	(15,507)	(1,151)	1,702	(1,137)	(15,507)	(1,151)	1,702	(1,137)	—	—	—	—

Note –Effective from third quarter 2007, business tax expense and related surcharges have been presented on a net basis (excluded from revenues). The Company believes the net presentation is preferable accounting principle because the revenue amount after deduction of business tax expense and related surcharges represents the benefit to be retained by the Company. Amounts for all prior periods presented have been reclassified for comparative purpose.